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                                                                EXHIBIT(a)(5)(i)


                IN THE CIRCUIT COURT FOR GREENE COUNTY, TENNESSEE


DAN PATTON, On Behalf of Himself and        )        Case No. 02cr823
All Others Similarly Situated,              )
                                            )
                              Plaintiff,    )
                                            )        CLASS ACTION
                                                     ------------
         vs.                                )
                                            )
LANDAIR CORPORATION, SCOTT M.               )
NISWONGER, JOHN A. TWEED, JERRY             )
A. ARMSTRONG, C. JOHN LANGLEY,              )
JR., ANDREW J. MANTEY, COURTNEY             )        DEMAND FOR JURY TRIAL
J. MUNSON, AND RICHARD H.                            ---------------------
ROBERTS,                                    )
                                            )
                                            )
                              Defendants.   )


                     COMPLAINT FOR BREACH OF FIDUCIARY DUTY

         Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 2 which is alleged upon personal knowledge, as follows:

                                  INTRODUCTION

         1. This is a class action on behalf of the public stockholders of Landair Corporation ("Landair" or the "Company") against Landair and its Board of Directors arising out of a buy-out proposal received from defendants Scott M. Niswonger, the Company's Chairman of the Board and Chief Executive Officer, and John A. Tweed, the Company's President and Chief Operating Officer (collectively, the "Buyout Group"), to purchase all of the outstanding shares of common stock of Landair not already owned by them for $13.00 per share (the "Proposal").

                                  THE PARTIES

         2. Plaintiff Dan Patton ("Plaintiff") is the owner of common stock of Landair and has been the owner of such shares prior to the wrongs complained of herein.


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         3.       Defendant Landair is a corporation duly existing and organized under the laws of the State of Tennessee, with its principal offices located at 430 Airport Road, Greeneville, Tennessee. Landair is an irregular route truckload carrier that transports a wide range of commodities in both intrastate and interstate commerce. The Company provides dry van common carrier and dedicated contract carriage for shippers of a variety of products, such as air freight, automotive parts and supplies, and electronics in the medium and short-haul markets. As of July 31, 2002, Landair had approximately 4.9 million shares of common stock outstanding.

         4. Defendant Scott M. Niswonger ("Niswonger") is and at all times relevant hereto was Chairman of the Board and Chief Executive Officer of Landair. Niswonger beneficially owns approximately 58% of the outstanding shares of the common stock of Landair.

         5. Defendant John A. Tweed ("Tweed") is and at all times relevant hereto was President, Chief Operating Officer and a director of Landair. Tweed beneficially owns approximately 13% of the outstanding shares of the common stock of Landair. The Buyout Group collectively owns approximately 71% of Landair.

         6. Defendant Andrew J. Mantey is and at all times relevant hereto was Senior Vice President, Chief Financial Officer, Treasurer and a director of Landair.

         7. Defendant Richard H. Roberts ("Roberts") is and at all times relevant hereto was Senior Vice President, General Counsel, Secretary and a director of Landair. Roberts beneficially owns approximately 7% of the outstanding shares of the common stock of Landair.

         8. Defendants Jerry A. Armstrong, C. John Langley, Jr., and Courtney J. Munson are and at all relevant times have been directors of Landair.

         9. The defendants in paragraph 4 through 8 are collectively referred to herein as the "Individual Defendants."



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                  FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

         10. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, and especially Niswonger, as the majority shareholder, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Landair and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

         11. Each of the Individual Defendants if required to act in good faith, in the best interests of a corporation's shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders' equity investment in a company), the Tennessee state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:


                  a. adversely affects the value provided to the corporation's shareholders;

                  b. contractually prohibits them from complying with or carrying out their fiduciary duties;

                  c. discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

                  d. will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders.



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         12.      As described herein, the Individual Defendants have breached their fiduciary duties.

                        CLASS REPRESENTATION ALLEGATIONS


         13. Plaintiff brings this action on his own behalf and as a class action, pursuant to Tenn. Civ. Proc. Rule 23 on behalf of himself and holders of Landair common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

         14.      This action is properly maintainable as a class action.

         15. The Class is so numerous that joinder of all members if impracticable. As of July 31, 2002, there were 4.9 million shares of common stock outstanding, held by hundreds of beneficial holders.

         16. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including the following:

                  a. whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

                  b. whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by the defendants.

         17. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.



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         18.      Plaintiff anticipates that there will be no difficulty in the management of this litigation.

         19. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS

         20. Landair is an irregular route truckload carrier that transports a wide range of commodities in both intrastate and interstate commerce. In November 1993, Landair had its initial public offering at $14.00 per share.


         21. On or about October 11, 2002, Landair issued a press release entitled "Landair Corporation Announces Receipt of Buy-Out Proposal." The press release stated in part:

                  Landair Corporation today announced that it has received a buy-out proposal from Scott M. Niswonger, its Chairman of the Board and Chief Executive Officer, and John A. Tweed, its President and Chief Operating Officer. Under the proposal, as set forth in a letter to Landair's Board of Directors, Messrs. Niswonger and Tweed would acquire all of the outstanding shares of common stock of Landair not already owned by them for $13.00 per share payable in cash, a price that represents and approximate 25% premium over the closing price of Landair's common stock on NASDAQ on Thursday, October 10, 2002. Messrs. Niswonger and Tweed currently own approximately 58% and 13% of the outstanding shares of Landair, respectively. In their letter, Messrs. Niswonger and Tweed indicated that their offer is contingent upon their ability to arrange suitable financing for the transaction.



         22. Actually, the Proposal price if merely 13% above where the stock was trading just three weeks prior to the announcement.

         23. Under the terms of the Proposal, while plaintiff and the other public common stock holders will be entirely cashed out, the Buyout Group will receive disparate consideration (continued ownership) for their interests in the Company than the public shareholders.




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         24.      The announcement of the Proposal was timed to freeze out
Landair's public shareholders in order to capture for the Buyout Group Landair's future potential without paying as adequate or fair price to the Company's public shareholders.

         25. The announcement of the Proposal was timed to place an artificial lid on the market price of Landair's stock so that the market would not reflect Landair's improving potential, thereby purporting to justify an unreasonably low price.

         26. The Buyout Group has access to internal financial information about Landair, its true value, expected increase in true value and the benefits of continued ownership of Landair to which plaintiff and the Class members are not privy. The Buyout Group is using such inside information to benefit itself in this transaction to the detriment of Landair's public stockholders.

         27. The Individual Defendants have purportedly initiated an active sales process and, thus, have assumed enhanced duties to maximize shareholder value. Prior to agreeing to sell the Company, however, the Buyout Group's desire to participate in the transaction precluded a bona fide market check or auction of the Company.

         28. The Buyout Group, including the defendants named herein, has clear and material conflict of interest and is acting to better its own interests at the expense of Landair's public shareholders.


         29. The Buyout Group, with the acquiescence of the directors of Landair, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, the defendants have breached and are breaching their fiduciary duties to the members of the Class in not acting to maximize shareholder value in a change of control transaction.

         30. Unless the Proposal is enjoined by the Court, the defendants will continue to



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breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

         31.      Plaintiff and the Class have no adequate remedy at law.

                                 CAUSE OF ACTION
               BREACH OF FIDUCIARY DUTIES AGAINST ALL DEFENDANTS

         32. Plaintiff repeats and realleges each allegation set forth herein.

         33.      The Individual Defendants were and are under a duty:

                  a. to fully inform themselves of the market value of Landair before taking, or agreeing to refrain from taking, action;

                  b.       to act in the interests of the equity owners;

                  c.       to maximize shareholder value;

                  d. to obtain the best financial and other terms when the Company's independent existence will be materially altered by a transaction;

                  e. to act in accordance with their fundamental duties of due care and loyalty; and

                  f.       to fully disclose all material terms of the Proposal.

         34. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to plaintiff and the other members of the Class, are implementing and abiding by a process that will deprive plaintiff and other members of the Class of the true value of their investment in Landair.

         35. By reason of the foregoing acts, practices and course of conduct, the defendants failed to exercise ordinary care and diligence in the existence of their fiduciary obligations toward plaintiff and Landair's other public stockholders.



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         36.      The defendants are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to plaintiff and the members of the Class.

         37. As a result of the defendant's unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Landair's assets and business. Unless the defendants' actions are enjoined by the Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.


         WHEREFORE, plaintiff prays for judgment and relief as follows:


         A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

         B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

         C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

         D. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees;


         E. Granting such other and further relief as this Court may deem just and proper.

                                   JURY DEMAND

         Plaintiff hereby demands a trial by jury.



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DATED:  October 11, 2002.


                                                     GAULEY GELLER BOWMAN &
                                                        COATES, LLP
                                                     HOWARD K. COATES, JR.
                                                     JONATHAN M. STEIN
                                                     One Boca Place, Suite 421A
                                                     2255 Glades Road
                                                     Boca Raton, FL  33431
                                                     Telephone:  561/750-3000




                                                     PAUL KENT BRAMLETT
                                                     BRAMLETT LAW OFFICES
                                                     P. O. Box 150734
                                                     Nashville, TN  37215
                                                     (615) 248-2882



                                                     TIMOTHY HOUSHOLDER
                                                     GILREATH & ASSOCIATES
                                                     550 Main Avenue, Suite 600
                                                     Knoxville, TN  37902
                                                     (865) 637-2442

                                                     Attorneys for Plaintiff



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                IN THE CIRCUIT COURT FOR GREENE COUNTY, TENNESSEE


DAN PATTON                                           )
                                                     )
     Plaintiff(s)                                    )
                                                     )
vs.                                                  )        No. _________
                                                     )
LANDAIR CORPORATION et al.                           )
                                                     )
     Defendant(s)                                    )


                                    COST BOND

         I, DAN PATTON, as Principal(s) and GILBREATH & ASSOCIATES as Surety, are held and firmly bound unto the Circuit Court Clerk of Greene County, Tennessee for the payment of all costs awarded against the principal. To that end, we bind ourselves, our heirs, executors and administrators.

         The Principal(s) is/are commencing legal proceeding in the Circuit Court of Greene County, Tennessee. If the Principal(s) shall pay all costs which are adjudged against them then this obligation is void. If the Principal(s) fail to pay then the surety shall undertake to pay all costs adjudged against the Principal(s). Mandated at T.C.A. ss.20-12-120 et seq.

                                  PRINCIPAL(S)

/s/ DAN PATTON
-------------------------------------         ---------------------------------
Principal                                     Principal


-------------------------------------         ---------------------------------
                             Address                                Address


-------------------------------------         ---------------------------------
                             Employer                               Employer

-------------------------------------         ---------------------------------
                   Employer's Address                        Employer's Address




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                                     SURETY

GILREATH & ASSOCIATES                        550 Main Avenue, Suite 600
-------------------------------------        ----------------------------------
                             SURETY
                                             Knoxville, TN  37902
                                             ----------------------------------

-------------------------------------        ----------------------------------
SIGNATURE OF SURETY                                                Address


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